UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Special Situations Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,092,794.38 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,092,794.38 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,092,794.38 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock (as defined in this Schedule 13D) outstanding as of February 2, 2021 as disclosed by the Issuer (as defined in this Schedule 13D) in its Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on February 4, 2021 (the “Prospectus”) plus (ii) 3,092,794.38 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,092,794.38 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,092,794.38 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,092,794.38 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 3,092,794.38 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,903,515.63 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,903,515.63 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,903,515.63 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 2,903,515.63 shares of Common Stock issuable upon exercise of the Warrants held by ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,903,515.63 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,903,515.63 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,903,515.63 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 2,903,515.63 shares of Common Stock issuable upon exercise of the Warrants held by ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying restricted stock units (“RSUs”) granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

This Amendment No. 9 (this “Amendment No. 9”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on May 23, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on August 15, 2019, as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 4, 2019, as amended by Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on October 9, 2019, as amended by Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 31, 2019, as amended by Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on November 18, 2019, as amended by Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on January 27, 2020, as amended by Amendment No. 7 to the Original Schedule 13D filed by the Reporting Persons on March 12, 2020 and as amended by Amendment No. 8 to the Original Schedule 13D filed by the Reporting Persons on July 27, 2020 (as so amended, the “13D Filing,” and together with this Amendment No. 9, this “Schedule 13D”). Except as amended in this Amendment No. 9, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 9 as so defined, unless otherwise defined in this Amendment No. 9.

The Reporting Persons have been or currently are party to certain agreements with Infrastructure and Energy Alternatives, LLC (“IEA LLC”), Oaktree Power Opportunities Fund III Delaware, L.P. (“Oaktree POF III”) and OT POF IEA Preferred B Aggregator, L.P. (“OT POF IEA”, and together with IEA LLC and Oaktree POF III, the “Oaktree Entities”), which agreements are described in Item 6 of this Schedule 13D and contemplate or contemplated, among other things, the issuance, exchange or transfer of certain securities of the Issuer (including securities convertible into or exercisable for shares of Common Stock), and certain other obligations of the Reporting Persons and the Oaktree Entities in respect of such securities. As a result, the Reporting Persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Oaktree Entities. The Reporting Persons expressly disclaim any membership in a group with the Oaktree Entities. It is the understanding of the Reporting Persons that the Oaktree Entities have filed a separate Schedule 13D (and have filed or will file any required amendments thereto) with respect to the shares of Common Stock beneficially owned by the Oaktree Entities. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Oaktree Entities or their affiliates, and the Reporting Persons disclaim beneficial ownership over such shares.

Item 2. Identity and Background

The last sentence of Item 2(a) of the 13D Filing is hereby amended and restated in its entirety as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of February 5, 2021, a copy of which is attached hereto as Exhibit 99.10.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended by adding the following disclosure after the final paragraph under “C. October 2019 Transactions—October 2019 Equity Commitment Agreement”:

D.         February 2021 Transactions

On February 3, 2021, ASSF IV and ASOF (the “Ares Purchasers”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with IEA LLC and OT POF IEA.

Pursuant to the Stock Purchase Agreement, subject to the terms and conditions set forth therein and satisfaction of the applicable conditions to closing, the Ares Purchasers agreed, on a several and not joint and several basis, to purchase 17,482.50 shares of Series A Preferred Stock, 20,000 shares of Series B-1 Preferred Stock and 19,123.87 shares of Series B-3 Preferred Stock from OT POF IEA and IEA LLC for a total purchase price of $56,606,370, which will be increased by accrued but unpaid dividends on each purchased share calculated through the closing date. ASSF IV agreed to purchase 2,649.00 shares of Series A Preferred Stock, 3,030.00 shares of Series B-1 Preferred Stock and 2,898.00 shares of Series B-3 Preferred Stock, and ASOF agreed to purchase 14,833.50 shares of Series A Preferred Stock, 16,970.00 shares of Series B-1 Preferred Stock and 16,225.87 shares of Series B-3 Preferred Stock. The Ares Purchasers’ obligations to purchase are contingent, among other conditions, upon IEA LLC and OT POF IEA completing a sale of Common Stock of at least $60 million in gross proceeds by no later than February 26, 2021 (the “Public Offering”). The Stock Purchase Agreement also contemplates an additional contingent payment if the Issuer redeems or definitively agrees to redeem all or a portion of the Series B-1 Preferred Stock or Series B-3 Preferred Stock purchased by the Ares Purchasers from the Sellers for cash or debt securities at the applicable “Optional Redemption Price” of the Series B-1 Preferred Stock or Series B-3 Preferred Stock within one (1) year following the consummation of the transactions contemplated by the Stock Purchase Agreement (the “Closing”).

Following the Closing, the Ares Purchasers would beneficially own all of the issued and outstanding shares of the Issuer’s Series A Preferred Stock and accordingly would have the sole right to cause the conversion of such Series A Preferred Stock into shares of Common Stock in accordance with the Certificate of Designations for the Series A Preferred Stock. Any such conversion would require the Issuer to issue to additional Warrants to ASSF IV and ASOF in accordance with the terms of the October 2019 ECA.

Also on February 3, 2021, ASSF IV and ASOF entered into a lockup agreement (the “Lockup Agreement”) with Guggenheim Securities, LLC, as representative of certain underwriters. Pursuant to the Lockup Agreement, and subject to specified exceptions, ASSF IV and ASOF each agreed for a period of 90 days from the date of the Public Offering not to, without the prior written consent of the Issuer (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (collectively with the Common Stock, the “Relevant Securities”), or (b) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Relevant Securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Relevant Securities, in cash or otherwise.

The foregoing descriptions of the Stock Purchase Agreement and the Lockup Agreement do not purport to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement and the Lockup Agreement, copies of which are filed as Exhibit 5.21 and Exhibit 5.22, respectively, to this Amendment No. 9 and are incorporated by reference in their entirety into this Item 6.

Fifth Amendment to Registration Rights Agreement

On February 3, 2021, the Issuer, ASSF IV, ASOF, IEA LLC and OT POF IEA entered into the fifth amendment (the “Fifth Registration Rights Amendment”) to the Registration Rights Agreement.  The Fifth Registration Rights Amendment requires the Issuer to use commercially reasonable efforts to amend its existing shelf registration statement, or file a new shelf registration statement, and make such registration statement effective as soon as practicable, for (i) the resale of Common Stock held by, or subsequently acquired by, ASSF IV and ASOF and their permitted transferees or their affiliated funds, investment vehicles, co-investment vehicles and managed accounts and (ii) the resale of Common Stock issuable upon conversion of Series A Preferred Stock held by ASSF IV and ASOF and their permitted transferees.  The Fifth Registration Rights Amendment also provides ASSF IV and ASOF with customary “piggyback” registration rights with respect to registration statements filed by the Issuer.

The Fifth Registration Agreement also requires the Issuer to use commercially reasonable efforts to (i) to file a registration statement covering the resale of Common Stock held by, or subsequently acquired by, or Common Stock issuable upon conversion of Series A Preferred Stock, Series B Preferred Stock and the exercise of the Warrants to, ASSF IV and ASOF and their permitted transferees by not later than the close of the seventh business day after the due date (or the filing date, if earlier) for the Issuer’s annual report on Form 10-K for the year ended December 31, 2020, (ii) to cause such registration statement to be declared effective as soon as practicable after the filing of the Issuer’s annual proxy statement in 2021 and (iii) to keep such registration effective for so long as is necessary to permit the disposition of such securities. ASSF IV and ASOF have agreed not sell any of their securities pursuant to such registration statement until the later of (x) the termination date of the Lockup Agreement and (y) March 31, 2021.

The Fifth Registration Agreement also grants substantially the same rights described above to IEA LLC and OT POF IEA, and IEA LLC and OT POF IEA similarly agreed not sell any of their securities pursuant to such registration statement until the later of (x) the termination date of the Lockup Agreement and (y) March 31, 2021.

The foregoing description of the Fifth Registration Rights Amendment does not purport to be complete and is qualified in its entirety by reference to the Fifth Registration Rights Amendment, a copy of which is filed as Exhibit 5.23 to this Amendment No. 9 and is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended by adding the following:

Exhibit 5.21	Stock Purchase Agreement, dated as of February 3, 2021, by and among Infrastructure and Energy Alternatives, LLC, OT POF IEA Preferred B Aggregator, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P.

Exhibit 5.22	Lockup Agreement, dated as of February 3, 2021, by and among Guggenheim Securities, LLC, as representatives of several underwriters, and Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P.

Exhibit 5.23	Fifth Amendment to the Registration Rights Agreement dated as of February 3, 2021, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P. and the other parties thereto.

Exhibit 99.10	Joint Filing Agreement, dated as of February 5, 2021, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021

ARES SPECIAL SITUATIONS FUND IV, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF HOLDINGS I, L.P.

By:	ASOF INVESTMENT MANAGEMENT LLC
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 5.21	Stock Purchase Agreement, dated as of February 3, 2021, by and among Infrastructure and Energy Alternatives, LLC, OT POF IEA Preferred B Aggregator, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P.

Exhibit 5.22	Lockup Agreement, dated as of February 3, 2021, by and among Guggenheim Securities, LLC, as representatives of several underwriters, and Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P.

Exhibit 5.23	Fifth Amendment to the Registration Rights Agreement dated as of February 3, 2021, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P. and the other parties thereto.

Exhibit 99.10	Joint Filing Agreement, dated as of February 5, 2021, by and among the Reporting Persons.